NO ACT

DC



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010



07081702

October 31, 2007

PE
10-31-07

David R. Wilson
Heller Ehrman White & McAuliffe LLP
701 Fifth Avenue, Suite 6100
Seattle, WA 98104-7098

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 10/31/2007

Re: Costco Wholesale Corporation

Dear Mr. Wilson:

This is in regard to your letters dated October 17, 2007 and October 26, 2007 concerning the shareholder proposal submitted by Calvert Social Investment Fund, Equity Portfolio; Calvert Social Index Fund; Calvert Variable Series, Calvert Social Equity Portfolio; The Nathan Cummings Foundation; and Boston Common Asset Management, LLC for inclusion in Costco's proxy materials for its upcoming annual meeting of security holders. Your letters indicate that the proponents have withdrawn the proposal, and that Costco therefore withdraws its September 25, 2007 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Ted Yu
Special Counsel

cc: Ivy Wafford Duke
Assistant Vice President and Assistant Secretary
Calvert Asset Management Company, Inc.
4550 Montgomery Avenue
Bethesda, MD 20814

Laura J. Shaffer
Director of Shareholder Activities
The Nathan Cummings Foundation
475 Tenth Avenue
14th Floor
New York, NY 10018

Lauren Compere
Chief Administrative Officer
Boston Common Asset Management, LLC
84 State Street, Suite 1000
Boston, MA 02109

HellerEhrman LLP

Venture Law Group

October 17, 2007

David R. Wilson
DWilson@hewm.com
Direct (206) 389-4264
Main (206) 447-0900
Fax (206) 447-0849

25843.0001

Via Federal Express

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Costco Wholesale Corporation
Commission File No. 000-20355

Ladies and Gentlemen:

On September 25, 2007, we submitted a letter to the Office of Chief Counsel on behalf of our client, Costco Wholesale Corporation ("Costco" or the "Company") seeking your concurrence that Costco could omit from its proxy statement and form of proxy for the 2008 annual meeting of the shareholders a shareholder proposal and supporting statement (together, the "Proposal") received from Calvert Asset Management Company, Inc., The Nathan Cummins Foundation and Boston Common Asset Management LLC (the "Proponents"). All of the Proponents have advised Costco that they are withdrawing the Proposal and will not present the Proposal at the Company's 2008 Annual Meeting. Accordingly, the Company hereby withdraws its request to the staff.

If the staff has any questions or comments concerning the foregoing, please contact the undersigned at 206-389-4264.

Very truly yours,



David R. Wilson

cc: John Sullivan (Costco Wholesale Corporation)

HellerEhrman LLP

Venture Law Group

September 25, 2007

Via Federal Express

David R. Wilson
DWilson@hewm.com
Direct (206) 389-4264
Main (206) 447-0900
Fax (206) 447-0849

25843.0001

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Costco Wholesale Corporation
Commission File No. 000-20355

Ladies and Gentlemen:

This letter is to inform you that our client, Costco Wholesale Corporation ("Costco" or the "Company"), intends to omit from its proxy statement and form of proxy for the 2008 annual meeting of the shareholders (the "2008 Proxy Materials") a shareholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") received from Calvert Asset Management Company, Inc., The Nathan Cummins Foundation and Boston Common Asset Management LLC (the "Proponents"). The proposal requests that the Board of Directors "publish a report to shareholders on the Company's policies on product safety, at reasonable expense and omitting proprietary information, by December 2008. This report should list product categories sold in Costco stores which contain substances affected by the public health concerns described above, and discuss any new initiatives or actions, aside from regulatory compliance, that management is taking to respond to this public policy challenge." The Proposal and Supporting Statement from each of the Proponents are identical, and are attached to this letter as Exhibits A-1, A-2 and A-3.

On behalf of our client, we hereby respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur in our opinion that the Proposal and the Supporting Statement may be excluded from the 2008 Proxy Materials. As discussed more fully below, the Proposal and the Supporting Statement may properly be excluded from the 2008 Proxy Materials under either Rule 14a-8(i)(3) because the Proposal is vague, indefinite and misleading, or under Rule 14a-8(i)(7) because the Proposal relates to the Company's "ordinary business operations," specifically Costco's policies concerning the selection of its products.

Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being mailed on this date to each of the Proponents, informing it of the Company's intention to omit the Proposal and the Supporting Statement from the 2008 Proxy Materials. The Company intends to mail its definitive 2008 Proxy Materials on or about December 17, 2007. Accordingly, pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than eighty calendar days prior to the Company's filing of its definitive 2008 Proxy Materials with the Commission.

The Proposal

The Proposal consists of a lengthy introduction, a request for a report on Costco's policies on product safety and a one-sentence supporting statement. The Proposal asks Costco's Board of Directors to "publish a report to shareholders on the Company's policies on product safety, at reasonable expense and omitting proprietary information, by December 2008. This report should list product categories sold in Costco stores which contain substances affected by the public health concerns described above, and discuss any new initiatives or actions, aside from regulatory compliance, that management is taking to respond to this public policy challenge." The introduction to the Proposal cites the existing regulatory environment with respect to the inclusion of certain chemicals in consumer products. The introduction also states that chemicals of concern are lead found in polyvinyl chloride and jewelry, phthalates found in cosmetics and added to polyvinyl chloride, brominated flame retardants and PFOA used to produce stain and grease resistant coatings for carpets, cookware and food packaging. The introduction also cites actions purportedly taken by Costco's competitors (including Wal-Mart) to establish policies with respect to the chemical content of products purchased by them.

Grounds for Exclusion

1. The Proposal is Vague, Indefinite and Misleading and is Excludable under Rules 14a-8(i)(3) and 14a-9.

Rule 14a-8(i)(3) permits a company to omit from its proxy materials a shareholder proposal and any statement in support thereof if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9. Rule 14a-9 provides, in pertinent part, that:

> (a) no solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading.

In Staff Legal Bulletin 14B, the Staff stated that it would concur in a company's decision to exclude a proposal as inherently misleading if the proposal, among other things, was so inherently vague or indefinite that neither the shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. The Proposal requests that Costco prepare a report that lists "product categories sold in Costco stores which contain substances affected by the public health concerns described above..." From the introduction to the Proposal, it appears that these public health concerns are a "wide range of toxic chemicals, especially those that pose a hazard to fetuses, young children, pregnant women and other particularly vulnerable populations." "Other particularly vulnerable populations" is a completely vague and indefinite category that no reasonable person could identify with any specificity. While the Proposal lists some chemicals of concern, it does not limit the report to those chemicals, but seeks a report on a "wide range of toxic chemicals", a standard that is virtually without limit and one that the Company cannot have any possible way of knowing what is requested. As a result, the Proposal is virtually unlimited in its scope, and given the vagueness of the Proposal, neither the Costco shareholders when voting on the Proposal nor Costco in attempting to implement the Proposal, would be able to determine with any certainty the scope of the Proposal. We would also point out that the Proposal permits the Company to exclude any proprietary information and the requested report specifically excludes any discussion of initiatives as a result of regulatory compliance. These exclusions are also virtually limitless, further disabling shareholders from understanding the impact of the Proposal. Accordingly, Costco believes it may exclude the Proposal as vague, indefinite and materially misleading as to the scope and content of the requested report.

2. The Proposal Relates to Costco's Ordinary Business Operations and is Excludable under Rule 14a-8(i)(3).

Under Rule 14a-8(i)(7), a registrant may properly exclude a proposal dealing with a matter relating to the conduct of the registrant's ordinary business operations and not involving significant social policy issues. The policy underlying Rule 14a-8(i)(7) is basically the same as the underlying policy of most state corporation laws: "to confine the solution of ordinary business problems to the management and the board of directors and to place such problems beyond the competence and direction of stockholders since it is impracticable for stockholders to decide how to solve such problems at an annual meeting." SEC Rel. No. 34-40018 (May 21, 1998); *see also* Washington Business Corporation Act, RCW § 23B.08.010 ("All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors, subject to any limitation set forth in the articles of incorporation."). This underlying policy rests on two central considerations. First, certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they are not proper subjects for shareholder proposals. The second consideration "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." SEC Rel. No. 34-40018 (May 21, 1998) (the "1998 Release"). A proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. Release No. 34-20091 (Aug. 16, 1983).

Costco believes that the Proposal is excludable under the ordinary business exclusion in Rule 14a-8(i)(7) because it involves a matter of ordinary business, namely the selection of products sold by Costco in its stores and an assessment of business practices involved in the selection of these products. The staff has recently considered similar shareholder proposals regarding the safety of products in Walgreen Co. (avail. October 13, 2006) and Wal-Mart Stores, Inc. (avail. March 24, 2006). In both instances, the staff permitted the proposals to be excluded under the ordinary business operations exclusion. In the letter to Walgreen Co., the staff permitted the exclusion of a shareholder proposal requesting a report on chemicals contained in Walgreen's private label cosmetics and personal care product lines and to describe options for new Walgreen's policies which would proactively seek safer alternatives for these chemicals, on the grounds that the proposal related to

Walgreen's ordinary business operations. In the letter to Wal-Mart Stores, the Staff permitted the exclusion of a proposal requesting Wal-Mart to "publish a report evaluating Company policies and procedures for systematically minimizing customers' exposure to toxic substances in products, including, at a minimum, hormone disrupting chemicals, persistent bioaccumulative toxicants, carcinogens, mutagens and reproductive toxicants. The report should summarize the criteria used to evaluate such chemicals, and include options for systematically identifying toxic chemicals in stocked products, encouraging suppliers to reduce or eliminate such chemicals and develop safer alternatives,..."

As these recent letters point out, the Proposal is excludable because it seeks to micro-manage Costco's retail business practices and inventory of products. The 1998 Release states that proposals may be seen as attempting to micro-manage a company "where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." While the Proposal itself is more indirect in its request for specific detail found in either the Walgreen or Wal-Mart proposals, the introduction to the Proposal goes into considerable detail about recent regulatory requirements, the benefits found by Costco's competitors through a product safety program and the listing of specific chemicals of concern. The Proposal references the introduction in requesting the report in a manner that makes clear that the thrust of the requested report is the material found in the introduction. Those statements and thus the Proposal itself are not distinguishable in any material way from the requests that the Staff permitted to be excluded in Walgreen Co. and Wal-Mart Stores.

In Staff Legal Bulletin 14C, the Staff stated that with respect to proposals that focus on a company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, it concurs that such proposals may be excluded under Rule 14a-8(i)(7) as relating to an evaluation of risk. The Proposal requests that the report "discuss any new initiatives or actions...that management is taking to respond to this public policy challenge." The longest paragraph in Proponents' introduction to the Proposal concludes with the sentence: "Wal-Mart expects reputational benefits and cost savings from many of these measures." As Wal-Mart is one of Costco's biggest competitors, there can be little doubt that Proponents expect any report from Costco to include an analysis of the risks or liabilities to which Costco is subject due to product recalls and other liabilities from potential safety hazards. A request for such an analysis places the Proposal squarely within the types of proposals that SLB 14C permits to be excluded.

Conclusion

Based on the foregoing, the Company hereby respectfully requests that the Staff agree that it will not recommend any enforcement action if the Proposal is omitted from the Company's 2008 Proxy Materials under either Rule 14a-8i)(3) or Rule 14a-8(i)(7).

Should you have any questions or comments regarding the foregoing, or should any additional information be desired in support of the Company's position, please contact the undersigned at (206) 389-4264. If the Staff is inclined to deny the Company's request, we would appreciate the opportunity discuss such a determination in advance of your formal written response.

Very truly yours,



David R. Wilson

Attachments

cc: John Sullivan (Costco Wholesale Corporation)

SE 2225250 v1

EXHIBIT A-1

Shareholder proposal and supporting statement received from Calvert Asset Management Company, Inc.

Joel Benoliel

Calvert
INVESTMENTS THAT MAKE A DIFFERENCE®

August 14, 2007

Secretary
Costco Wholesale Corp
999 Lake Drive
Issaquah, Washington 98027

Dear Secretary:

I am writing on behalf of Calvert Asset Management Company, Inc., a registered investment advisor that provides investment advice for all mutual funds sponsored by Calvert Group, Ltd., including Calvert's 22 socially responsible mutual funds. Calvert currently has over $15 billion in assets under management. Three of our mutual funds, hereinafter referred to as the "Calvert Funds", own 509,240 shares of common stock of Costco Wholesale Corp (the "Company"). Calvert Social Investment Fund, Equity Portfolio held 500,000 shares, Calvert Social Index Fund held 5,240 shares, and Calvert Variable Series, Calvert Social Equity Portfolio held 4,000 shares as of the close of business on August 10, 2007.

Each Calvert Fund is the beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation enclosed). Furthermore, 450,000 shares, 4,555 shares, and 3,200 shares, respectively, of these securities have been held by the respective Calvert Funds continuously for at least one year, and each Calvert Fund intends to own shares in the Company through the date of the 2007 annual meeting of shareholders.

We are notifying you in a timely manner that we are presenting the enclosed shareholder proposal for vote at the upcoming shareholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

As long-standing shareholders, the Calvert Funds are filing ~~the enclosed resolution~~ requesting that the Company issue a report to shareholders on toxic chemicals in products.

We understand that Lauren Compere on behalf of Boston Common Asset Management is submitting an identical proposal. Calvert recognizes Boston Common Asset Management as the lead filer and intends to act as a co-sponsor of the resolution. Ms. Compere has agreed to coordinate contact between Company management and the other shareholders filing the proposal, including Calvert. However, we would like to receive copies of all correspondence sent to Ms. Compere as it relates to the proposal.

If prior to the shareholder meeting you agree to the request outlined in the resolution, we believe that this resolution would be unnecessary. Please direct any communications to Julie Frieder, Social Research Analyst, at (301) 961-4753 or via email at Julie.frieder@calvert.com.

4550 Montgomery Avenue
Bethesda, MD 20814
800.368.2750
www.calvert.com
A UNIFI Company



We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Lancelot A. King
Assistant Vice President, Assistant Secretary
and Associate General Counsel

Cc: Bennett Freeman, Senior Vice President, Social Research and Policy, Calvert Group, Ltd.
Stu Dalheim, Manager of Advocacy, Calvert Group, Ltd.
Lauren Compere, Chief Administrative Officer, Boston Common Asset Management, LLC

Enclosures: Resolution Text
State Street Letter Confirming Stock Ownership

REPORT ON TOXIC CHEMICALS IN PRODUCTS

Whereas:

Public awareness of hazards from toxic chemicals in products has grown dramatically because of high profile recalls of popular children's toys contaminated with lead and pet food contaminated with an industrial chemical.

Costco has itself been impacted by these issues, and has, for instance, published recall notices for its Kirkland Signature Dog Food and RC2 Corporation Thomas the Tank Engine products sold in Costco stores.

Product recalls and other "toxic lockouts" of products from the marketplace reflect growing regulatory concern about a wide range of toxic chemicals, especially those that pose a hazard to fetuses, young children, pregnant women, and other particularly vulnerable populations. Chemicals of concern include lead found in polyvinyl chloride and jewelry, phthalates found in cosmetics and added to polyvinyl chloride, brominated flame retardants, and PFOA used to produce stain and grease resistant coatings for carpets, cookware and food packaging.

Some Costco stores face more stringent product safety rules than others. Stores in Europe must comply with the European Union cosmetics directive, European Union Reduction of Hazardous Substances Directive, and European Union phthalates directive, which restrict or ban use of toxic chemicals (including chemicals that cause cancer, mutations, and reproductive toxicity) from children's products, cosmetics, and electronics. California (where Costco has approximately 100 stores representing more than 25% of its US locations) and other states are beginning to follow Europe's lead on restriction of chemicals in products. For instance, a new California law requires increased ingredient disclosure for cosmetics. The State of Washington, where Costco is headquartered and where it has more than 20 stores, recently banned the sale of mattresses containing the deca form of brominated flame retardant.

Some Costco competitors are not waiting for regulatory mandates to ensure safer materials. Competitor Wal-Mart has established a preferred substances policy whose goal is to provide products to its customers "where all chemical ingredients are preferred for Mother, Child and the Environment." Wal-Mart requires its computer and television suppliers to comply with the European Union's Hazardous Substances Directive throughout the company. Wal-Mart and other retailers and manufacturers are demanding alternatives to PFOA-based products or packaging. Wal-Mart has developed a packaging scorecard for suppliers and buyers that discourages use of PVC packaging and says it is developing a broader scorecard to distinguish preferred from less preferred chemicals. Wal-Mart expects reputational benefits and cost savings from these many measures.

Resolved: Shareholders request that the Board publish a report to shareholders on Costco policies on product safety, at reasonable expense and omitting proprietary information, by December 2008. This report should list product categories sold in Costco stores which



STATE STREET.

Investment Services
P.O. Box 5043
Boston, MA 02206-5043

August 13, 2007

Calvert Group, LTD
Fund Administration
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of August 10, 2007 the Calvert Funds listed below held the indicated amount of shares of the stock of Costco Wholesale Corporation (cusip 22160K105). Also the fund held the amount of shares indicated continuously for one year.

Fund Number	Name	Shares as of 8/10/07	Shares held for 1 year
D819	CSIF Equity Portfolio	500,000	450,000
D872	Calvert Social Index Fund	5,240	4,555
D880	CVS Calvert Social Equity Portfolio	4,000	3,200

Please feel free to contact me if you need any further information.

Sincerely,

Gregory T. Moorehead
Account Manager
State Street Corp

EXHIBIT A-2

Shareholder proposal and supporting statement received from The Nathan Cummins Foundation

August 13, 2007

Mr. Joel Benoliel
Secretary
Costco Wholesale Corporation
999 Lake Drive
Issaquah, WA 98027

Dear Mr. Benoliel:

The Nathan Cummings Foundation is an endowed institution with approximately $545 million of investments. As a private foundation, the Nathan Cummings Foundation is committed to the creation of a socially and economically just society and seeks to facilitate sustainable business practices by supporting the accountability of corporations for their actions. As an institutional investor, the Foundation believes that the way in which a company approaches major public policy issues has important implications for long-term shareholder value.

It is with these considerations in mind that we submit this resolution for inclusion in Costco Corporation's proxy statement under Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. At least one representative of the filers will attend the stockholders' meeting to move the resolution as required by the rules of the Securities and Exchange Commission.

The Nathan Cummings Foundation is the beneficial owner of over $2,000 worth of shares of Costco Corporation stock. Verification of this ownership, provided by Northern Trust, our custodian bank, will follow under separate cover. We have continuously held over $2,000 worth of the stock for more than one year and will continue to hold these shares through the shareholder meeting.

If you have any questions or concerns about this resolution, please contact Laura Shaffer at (212) 787-7300. Thank you for your time.

Sincerely,



Lance E. Lindblom
President and CEO



Laura J. Shaffer
Director of Shareholder Activities

cc: Interfaith Center on Corporate Responsibility Members and Associates

REPORT ON TOXIC CHEMICALS IN PRODUCTS

Whereas:

Public awareness of hazards from toxic chemicals in products has grown dramatically because of high profile recalls of popular children's toys contaminated with lead and pet food contaminated with an industrial chemical.

Costco has itself been impacted by these issues, and has, for instance, published recall notices for its Kirkland Signature Dog Food and RC2 Corporation Thomas the Tank Engine products sold in Costco stores.

Product recalls and other "toxic lockouts" of products from the marketplace reflect growing regulatory concern about a wide range of toxic chemicals, especially those that pose a hazard to fetuses, young children, pregnant women, and other particularly vulnerable populations. Chemicals of concern include lead found in polyvinyl chloride and jewelry, phthalates found in cosmetics and added to polyvinyl chloride, brominated flame retardants, and PFOA used to produce stain and grease resistant coatings for carpets, cookware and food packaging.

Some Costco stores face more stringent product safety rules than others. Stores in Europe must comply with the European Union cosmetics directive, European Union Reduction of Hazardous Substances Directive, and European Union phthalates directive, which restrict or ban use of toxic chemicals (including chemicals that cause cancer, mutations, and reproductive toxicity) from children's products, cosmetics, and electronics. California (where Costco has approximately 100 stores representing more than 25% of its US locations) and other states are beginning to follow Europe's lead on restriction of chemicals in products. For instance, a new California law requires increased ingredient disclosure for cosmetics. The State of Washington, where Costco is headquartered and where it has more than 20 stores, recently banned the sale of mattresses containing the deca form of brominated flame retardant.

Some Costco competitors are not waiting for regulatory mandates to ensure safer materials. Competitor Wal-Mart has established a preferred substances policy whose goal is to provide products to its customers "where all chemical ingredients are preferred for Mother, Child and the Environment." Wal-Mart requires its computer and television suppliers to comply with the European Union's Hazardous Substances Directive throughout the company. Wal-Mart and other retailers and manufacturers are demanding alternatives to PFOA-based products or packaging. Wal-Mart has developed a packaging scorecard for suppliers and buyers that discourages use of PVC packaging and says it is developing a broader scorecard to distinguish preferred from less preferred chemicals. Wal-Mart expects reputational benefits and cost savings from these many measures.

Resolved: Shareholders request that the Board publish a report to shareholders on Costco policies on product safety, at reasonable expense and omitting proprietary information, by December 2008. This report should list product categories sold in Costco stores which

contain substances affected by the public health concerns described above, and discuss any new initiatives or actions, aside from regulatory compliance, that management is taking to respond to this public policy challenge.

Supporting Statement:
The proponents believe the potential new initiatives in the report could include new research, communications, guidelines, consumer education or changes in policies.

Holdings for Nathan Cummings Foundation as of August 13, 2007

Custodian: Northern Trust Company

Account name	Account #	Asset Description	Shares	Market Value	Cusip	Symbol
N CUMMINGS	26-91300	Costco Corp	73.00	4,616.52	22160K105	COST
N CUMMINGS	26-76461	Costco Corp	1,900.00	120,156.00	22160K105	COST

EXHIBIT A-3

Shareholder proposal and supporting statement received from Boston Common Asset Management LLC



BOSTON COMMON
ASSET MANAGEMENT, LLC

8-13
cc: John S.

August 10, 2007

Mr. James D. Sinegal, President & CEO
Costco Wholesale Corporation
999 Lake Drive
Issaquah, WA 98027

Re: Chemical Safety Policy and Practices – Resolution

Dear Mr. Sinegal:

Please include the enclosed proposal in the Proxy Statement and Form of Proxy relating to the 2008 Annual Meeting of the stockholders of Costco Wholesale Corporation.

Boston Common Asset Management is the primary filer of this resolution on behalf of its clients. As of August 10, 2007, Boston Common's clients hold a total of 43,230 shares of Costco. Verification of ownership will be submitted upon request. We are submitting the enclosed shareholder proposal for inclusion in the proxy statement for the 2008 Annual Meeting of Shareholders, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 (the "Act"). Boston Common is the beneficial owner, as defined in Rule 13d-3 of the Act, of the above-mentioned number of shares. Boston Common has held at least $2,000 in market value of these securities for more than one year at the time of the filing of this shareholder proposal and will continue to hold at least the requisite number of shares for proxy resolutions through the stockholders' meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required.

Please view this as a friendly shareholder resolution filing. Given the deadline for submitting a shareholder resolution for the 2008 annual meeting, we felt it necessary to preserve our rights as shareholders by submitting the enclosed shareholder resolution.

We appreciate your response to our July 9th letter regarding Costco's approach to chemical safety but felt there was not enough information or commitment for a comprehensive dialogue on the issue at this time presented by the company. Given recent events, we feel that chemical and product safety is a timely and material issue that Costco should be pro-actively addressing through developing new policies and procedures. We would welcome the opportunity to discuss this matter with company management prior to the submission of Costco's Proxy Statement and Form of Proxy to the SEC.

I can be reached directly via phone at (617) 720-5557 or via e-mail at lcompere@bostoncommonasset.com. We look forward to hearing from you.

Sincerely,



Lauren Compere
Director of Shareholder Advocacy

Cc: Mr. Jeffrey H. Brotman, Chairman
Mr. Richard D. DiCerchio, SEVP, COO, Global Operations, Distribution and Construction
Mr. John Sullivan, Associate General Counsel

REPORT ON TOXIC CHEMICALS IN PRODUCTS

Whereas:

Public awareness of hazards from toxic chemicals in products has grown dramatically because of high profile recalls of popular children's toys contaminated with lead and pet food contaminated with an industrial chemical.

Costco has itself been impacted by these issues, and has, for instance, published recall notices for its Kirkland Signature Dog Food and RC2 Corporation Thomas the Tank Engine products sold in Costco stores.

Product recalls and other "toxic lockouts" of products from the marketplace reflect growing regulatory concern about a wide range of toxic chemicals, especially those that pose a hazard to fetuses, young children, pregnant women, and other particularly vulnerable populations. Chemicals of concern include lead found in polyvinyl chloride and jewelry, phthalates found in cosmetics and added to polyvinyl chloride, brominated flame retardants, and PFOA used to produce stain and grease resistant coatings for carpets, cookware and food packaging.

Some Costco stores face more stringent product safety rules than others. Stores in Europe must comply with the European Union cosmetics directive, European Union Reduction of Hazardous Substances Directive, and European Union phthalates directive, which restrict or ban use of toxic chemicals (including chemicals that cause cancer, mutations, and reproductive toxicity) from children's products, cosmetics, and electronics. California (where Costco has approximately 100 stores representing more than 25% of its US locations) and other states are beginning to follow Europe's lead on restriction of chemicals in products. For instance, a new California law requires increased ingredient disclosure for cosmetics. The State of Washington, where Costco is headquartered and where it has more than 20 stores, recently banned the sale of mattresses containing the deca form of brominated flame retardant.

Some Costco competitors are not waiting for regulatory mandates to ensure safer materials. Competitor Wal-Mart has established a preferred substances policy whose goal is to provide products to its customers "where all chemical ingredients are preferred for Mother, Child and the Environment." Wal-Mart requires its computer and television suppliers to comply with the European Union's Hazardous Substances Directive throughout the company. Wal-Mart and other retailers and manufacturers are demanding alternatives to PFOA-based products or packaging. Wal-Mart has developed a packaging scorecard for suppliers and buyers that discourages use of PVC packaging and says it is developing a broader scorecard to distinguish preferred from less preferred chemicals. Wal-Mart expects reputational benefits and cost savings from these many measures.

Resolved: Shareholders request that the Board publish a report to shareholders on Costco policies on product safety, at reasonable expense and omitting proprietary information, by December 2008. This report should list product categories sold in Costco stores which

contain substances affected by the public health concerns described above, and discuss any new initiatives or actions, aside from regulatory compliance, that management is taking to respond to this public policy challenge.

Supporting Statement:
The proponents believe the potential new initiatives in the report could include new research, communications, guidelines, consumer education or changes in policies.

HellerEhrman LLP

Venture Law Group

RECEIVED

2007 OCT 29 PM 1:04

. ICE OF CHIEF COUNSEL
CORPORATION FINANCE

October 26, 2007

David R. Wilson
DWilson@hewm.com
Direct (206) 389-4264
Main (206) 447-0900
Fax (206) 447-0849

Via Federal Express

25843.0001

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

**Re: Costco Wholesale Corporation
Commission File No. 000-20355**

Ladies and Gentlemen:

On October 17, 2007, we submitted a letter to the Office of Chief Counsel on behalf of our client, Costco Wholesale Corporation ("Costco" or the "Company") withdrawing its request for a no-action letter from the staff regarding a shareholder proposal as the proponents had withdrawn their request. Enclosed herewith are letters from the proponents of the request acknowledging their withdrawal.

If the staff has any questions or comments concerning the foregoing, please contact the undersigned at 206-389-4264.

Very truly yours,



David R. Wilson

cc: John Sullivan (Costco Wholesale Corporation)

SE 2230929 v1
10/26/07 1:46 PM (25843.0001)


Calvert
INVESTMENTS
THAT MAKE A DIFFERENCE®

October 24, 2007

Mr. John Sullivan
Associate General Counsel
Costco Wholesale Corporation
999 Lake Drive
Issaquah, WA 98027

Re: Chemical Safety Policy and Practices – Resolution Withdrawal

Sent via fax to 425-427-3128

Dear Mr. Sullivan,

Calvert Social Investment Fund, Equity Portfolio, Calvert Social Index Fund, and Calvert Variable Series, Calvert Social Equity Portfolio hereby withdrawal their respective shareholder proposals submitted as co-filers with Boston Common to Mr. James D. Sinegal on August 10,2007.

Sincerely,

Ivy Wafford Duke
Assistant Vice President and Assistant Secretary

Copy:
Lauren Compere, Boston Common
Laura Schaffer, Nathan Cummings Foundation

4550 Montgomery Avenue
Bethesda, MD 20814
800.368.2750
www.calvert.com
A UNIFI Company

THE · NATHAN · CUMMINGS · FOUNDATION

October 25, 2007

Mr. John Sullivan
Associate General Counsel
Costco Wholesale Corporation
999 Lake Drive
Issaquah, WA 98027

Re: Chemical Safety Policy and Practices – Resolution Withdrawal

Sent via fax to 425-427-3128

Dear Mr. Sullivan,

Please accept this letter as formal notification of the Nathan Cummings Foundation's withdrawal of the shareholder proposal on chemical safety Policy and Practices submitted to Mr. Joel Benoliel on August 13, 2007.

Sincerely,



Laura J. Shaffer
Director of Shareholder Activities

475 TENTH AVENUE · 14TH FLOOR · NEW YORK, NEW YORK 10018
Phone 212.787.7300 · Fax 212.787.7377 · www.nathancummings.org



BOSTON COMMON
ASSET MANAGEMENT, LLC

October 23, 2007

Mr. John Sullivan
Associate General Counsel
Costco Wholesale Corporation
999 Lake Drive
Issaquah, WA 98027

Re: Chemical Safety Policy and Practices – Resolution Withdrawal

Sent via fax to 425-427-3128

Dear Mr. Sullivan,

Boston Common Asset Management withdraws its shareholder proposal submitted to Mr. James D. Sinegal on August 10,2007.

Sincerely,

Lauren Compere

Lauren Compere
Chief Administrative Officer

Copy:
Jules Frieder, Calvert
Laura Schaffer, Nathan Cummings Foundation

END

Boston Common Asset Management, LLC 84 State Street, Suite 1000, Boston MA 02109 Tel: (617) 720 5557 Fax: (617) 720 5665 www.bostoncommonasset.